Exhibit 1.01

MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.
Conflict Minerals Report
For The Year Ended December 31, 2020

Introduction
This Conflict Minerals Report (“CMR”) for the year ended December 31, 2020 is being filed as provided for in Rule 13p-1 and Form SD under the Securities Exchange Act of 1934, as amended (collectively, the “Rule”). As used herein, “Conflict Minerals” or “3TG” are cassiterite, columbite-tantalite (“coltan”), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten.
MACOM Technology Solutions Holdings, Inc., also referred to as “the Company”, “MACOM”, “we”, “our”, and “us” is a leading provider of high-performance analog semiconductor solutions. Our products are electronic components that our customers incorporate into larger electronic systems, such as wireless communication systems, high capacity optical networks, radar, medical systems and test and measurement applications. We offer a broad portfolio of thousands of standard and custom devices, which include integrated circuits, multi-chip modules, diodes, amplifiers, switches and switch limiters, passive and active components and complete subsystems, across dozens of product lines.
Each of the foregoing product categories contains in-scope products for purposes of our compliance with the Rule. Our in-scope products contained tantalum, tungsten, tin and gold, although not each of our in-scope products contained all of these minerals. We do not directly purchase 3TG from mines, smelters or refiners (“SORs”) and instead only purchase products and components that contain 3TG.
MACOM is committed to sourcing responsibly. We have adopted a policy and related procedures, as described below in this CMR, focused on our commitment to sourcing components and materials from suppliers that share our ethical values and that support compliance with MACOM’s disclosure obligations related to 3TG. MACOM further expects all suppliers to seek to purchase materials that contain 3TG from sources determined not to be involved in funding conflict in the Covered Countries and other regions of the world. MACOM does not seek to embargo sourcing from the Democratic Republic of the Congo and its adjoining countries (the “Covered Countries”).

Reasonable Country of Origin Inquiry and Due Diligence Processes
MACOM determined which of our products and components were potentially in-scope for the purposes of the Rule through product specifications, preliminary supplier analysis and other information known to us concerning the composition of our products. Following our scoping analysis, we also performed a “reasonable country of origin inquiry” (“RCOI”) on suppliers believed to have provided MACOM with materials or components containing 3TG necessary to the functionality or production of MACOM’s products (the “Suppliers”). Our RCOI is discussed in further detail later in this CMR.
Our 3TG due diligence processes were based on the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Due Diligence Guidance”). The OECD Due Diligence Guidance is an internationally recognized due diligence framework. Our diligence measures were based on certain processes put in place for the Company’s RCOI and included the following.

Company Management Systems
MACOM established management systems according to Step 1 of the OECD Due Diligence Guidance. MACOM’s systems included the following:
•MACOM maintains a conflict minerals policy (the “Policy”). The Policy indicates that we expect our suppliers to use responsibly sourced 3TG in the products they sell to MACOM, and to put in place policies and procedures that support responsible sourcing of 3TG and otherwise are consistent with the Policy. The Policy is publicly available on MACOM’s website at https://www.macom.com/about/quality-reliability, and is sent to Suppliers as part of the RCOI process. The Policy is also referenced in customer communications.
•MACOM has structured internal management to support its 3TG compliance program. A member of the senior staff from the Compliance and Quality Systems department leads a team directly responsible for the management of our 3TG compliance program. The team also includes members from our Finance, Legal, Procurement and Quality departments. Senior management and key internal stakeholders receive reports regarding the advancement and conclusions of the program. MACOM has also enlisted a third-party information management service provider (the “Service Provider”) and specialist outside counsel to assist in our due diligence and/or other 3TG compliance activities. The measures described in this CMR were either taken by the Company or the Service Provider acting on its behalf.
•MACOM’s engagement with suppliers to support their compliance with the Rule includes terms and conditions relating to 3TG compliance in our standard form purchasing terms and conditions. In addition, our templates for supplier agreements also reference 3TG compliance.
•MACOM has established a system of transparency, information collection and control over the 3TG supply chain. This system includes a process to collect required supplier RCOI data, utilizing the industry standard Conflict Minerals Reporting Template (“CMRT”). Additional details on supply chain data gathering are included in the RCOI and due diligence sections of this CMR. This information is retained for at least five years, generally in electronic form.
•MACOM has a plan to improve the quantity and quality of supplier responses year over year. Outreach for specific suppliers is coordinated between MACOM’s 3TG team and our Procurement department to address outstanding and incomplete data.
•MACOM has a dedicated Conflict Minerals email address through which MACOM’s employees, suppliers and other third parties can voice any concerns regarding potential violations of the Policy without any fear of retribution. The dedicated Conflict Minerals email address is conflictminerals@macom.com.

Reasonable Country of Origin Inquiry
MACOM’s RCOI is designed in accordance with Step Two of the OECD Due Diligence Guidance design framework, with the specific goal of determining whether the 3TG in the in-scope products originated from a Covered Country. MACOM’s RCOI process involved two stages: Supplier RCOI and SOR RCOI, as described below.

Supplier RCOI
MACOM designed its Supplier RCOI process to identify the SORs that are potentially in MACOM’s supply chain. Our Supplier RCOI process for the 2020 reporting period included the following:
•developing the list of direct Suppliers providing components containing 3TG to MACOM, prioritized by spend;
•contacting each Supplier and requesting a completed industry standard CMRT, including SOR information;
•following up by email or phone with Suppliers that did not respond to the request within a specified time frame;
•reviewing Supplier responses for accuracy, completeness and plausibility;
•amalgamating the Supplier provided SOR information into a single list of SORs recognized as such by the Responsible Minerals Initiative (the “RMI”).
As of April 2021, we achieved a response rate of 100% for our RCOI supply chain survey. The responding Suppliers represented 99% of relevant vendor spend. Through the RCOI process, our Suppliers identified 288 valid SORs. Identified SORs are described in the “Identified Smelter and Refiners” section below.
For the 2020 reporting period, portions of MACOM’s RCOI and due diligence were executed by MACOM’s Service Provider.

Due Diligence
MACOM’s due diligence process was designed in accordance with the applicable portions of the OECD Due Diligence Guidance.
SOR RCOI and Due Diligence
MACOM’s SOR RCOI and due diligence process were designed to:
•identify the scope of the risk assessment of the 3TG supply chain; and
•assess whether the SORs have carried out due diligence for responsible supply chains of 3TG from conflict-affected and high-risk areas.
MACOM’s SOR RCOI and due diligence process for the 2020 reporting period included the following steps for each SOR identified by Suppliers as potentially in MACOM’s supply chain:

•Engagement directly with the SOR (including information publicly available on the SOR’s website or its relevant industry association) to ascertain whether or not the SOR sources from the Covered Countries.
•For SORs that declared directly or through their relevant industry association that they did not source from the Covered Countries, and were not listed as Conformant by the Responsible Minerals Assurance Process (the “RMAP”), the Service Provider reviewed the SOR’s declaration against publicly available information to determine if there was any contrary evidence to the SOR’s declaration. The sources reviewed included: (1) a public internet search of the facility in combination with a public internet search relating to each of the Covered Countries; (2) specific nongovernmental organization publications (including those of the Enough Project, Global Witness, Southern Africa Resource Watch and Radio Okapi); and (3) the most recent UN Group of Experts report on the DRC.
•For SORs that did not respond to direct engagement, the Service Provider reviewed publicly available sources to determine if there was any reason to believe that the SOR may have sourced from a Covered Country during the reporting period. For this review, the same sources as listed above were used.
•MACOM’s risk mitigation plan includes a requirement for high risk SORs (SORs sourcing from, or there is reason to believe they are sourcing from the Covered Countries) to be audited and certified “Conformant” by the RMAP or to be RMAP “Active.” If high risk SORs do not become “Conformant”, MACOM suppliers are requested to identify a path to mitigate the risk of sourcing from these SORs.
•MACOM’s risk mitigation plan also includes a requirement for high risk SORs that have not been audited and listed as “Conformant” by the RMAP. MACOM conducts risk mitigation on the SOR according to the OECD Due Diligence Guidance and communicates the results of these activities to a designated member of senior management.
MACOM’s Suppliers identified 288 SORs. Through the activities mentioned above, MACOM identified 25 SORs that source, or there is reason to believe they source, from the Covered Countries. MACOM determined that these 25 SORs have been audited and listed as “Conformant” by the RMAP as of May 21, 2021.

Risk Mitigation
MACOM’s risk mitigation process is consistent with the OECD Due Diligence Guidance and is designed to help prevent an unnecessary sourcing embargo from the Covered Countries.
The risk mitigation plan includes an assessment of certain identified SORs to determine if they are relevant to the specific products sold to MACOM.

Independent Audit of Supply Chain Due Diligence at Identified Points
MACOM does not have a direct relationship with 3TG SORs and, therefore, does not perform direct audits of these entities within its supply chain. We utilize and rely on the audit protocols of the RMAP as acceptable in this regard.

Report on Supply Chain Due Diligence
MACOM’s Form SD and Conflict Minerals Report are annually filed and are publicly available on our website.

Identified Smelters and Refiners
In connection with our RCOI or due diligence, as applicable, the Suppliers identified to us the SORs described in the table below as having potentially processed the necessary 3TG contained in our in-scope products in 2020. Please see the notes that accompany the table for information concerning the data in the table.

	Conformant	Active	Smelter Look-Up Tab List Only
Tantalum	37 (100%)	0	0
Tin	54 (77%)	8	8
Tungsten	38 (86%)	4	2
Gold	107 (78%)	4	26
The Company notes the following in connection with the information in the table above:

a.Not all of the included SORs may have processed the necessary 3TG contained in MACOM’s in-scope products, since some Suppliers reported at a “company level,” meaning that they reported the 3TG contained in all of their products, not just those in the products that they sold MACOM. Some Suppliers also may have reported SORs that were not in MACOM’s supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the SORs reflected above may not include all of the SORs in MACOM’s supply chain, since some Suppliers did not identify all of their SORs or because not all Suppliers responded to MACOM’s inquiries.
b.The table only includes entities that meet the definition of SORs set out in the RMAP protocols for tin, tantalum, tungsten, and gold.
c.SOR status information in the table is as of May 21, 2021. SOR status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by MACOM.
d.“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2020 and may not continue to be Conformant for any future period.
e.“Active” means that the smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment, or corrective-action phases of the assessment.
f.“On Smelter Look-up Tab List Only” means a SOR is listed on the Smelter Look-up tab list of the CMRT, but is not listed as “Conformant” or “Active.”

Country of Origin Information
The identified countries of origin of the 3TG processed by the SORs reflected in the table above are believed to have potentially included the countries listed below. These may not be all of the countries from which the identified SORs have sourced, and the identified SORs may not have sourced from all of these countries.
Afghanistan, Albania, Angola, Argentina, Armenia, Australia, Austria, Belarus, Belgium, Bermuda, Bolivia, Brazil, Bulgaria, Burundi, Canada, Cambodia, Central African Republic, Chile, China, Columbia, Czech Republic, Democratic Republic of the Congo, Djibouti, Dominican Republic, Ecuador, Egypt, England, Estonia, Ethiopia, Finland, France, Germany, Ghana, Guinea, Guyana, Hungary, India, Indonesia, Ireland, Israel, Italy, Ivory Coast, Japan, Kazakhstan, Kenya, Kyrgyzstan, Laos, Liberia, Lithuania, Luxembourg, Madagascar, Malaysia, Mali, Mauritania, Mexico, Mongolia, Morocco, Mozambique, Myanmar, Namibia, Netherlands, New Zealand, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Poland, Portugal, Republic of Korea, Russia, Rwanda, Saudi Arabia, Sierra Leone, Singapore, Slovakia, Slovenia, South Africa, Spain, Suriname, Switzerland, Sweden, Tanzania, Thailand, Turkey, Uganda, United Arab Emirates, United Kingdom, United States, Uzbekistan, Vietnam, Zambia and Zimbabwe.
Alternatively, or in addition, some of the identified SORs have sourced from recycled or scrap sources.

Improvement Plan
MACOM is taking or intends to continue to take the following steps to further mitigate risk that the necessary 3TG in MACOM’s products could directly or indirectly benefit or finance armed groups in the Covered Countries, in additional to the other steps described earlier in this CMR:
•Implement an enhanced Policy that addresses global responsible sourcing of 3TG.
•Use the CMRT for 2021 supplier outreach.
•Continue to encourage suppliers to take the steps needed to obtain and provide current, accurate and complete information about their SORs by enhancing training materials and through further outreach.
•Continue to encourage suppliers to source responsibly from SORs that are listed as “Conformant” or “Active” by the RMAP program.
•Contact identified SORs that are not certified “Conformant” or “Active” by the RMAP program to request their participation in the program.

Conclusion
Given the potential limitations affecting the reliability of third-party certification systems and supply chain inquiries that have been cited by certain commentators, we are not expressing a determination that our products are “DRC conflict free” within the meaning of the Rule. However, no information has come to our attention that causes us to believe that any of the 3TG in our products are directly or indirectly financing or benefiting armed groups in a Covered Country.

Forward-Looking Statements
This document contains “forward-looking statements” made within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “anticipates,” “plans,” “may,” “intends,” “will,” “should,” “expects” and similar expressions or the use of the future tense are intended to identify forward-looking statements. In addition, any statements that do not relate to historical or current facts or matters are forward-looking statements. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements within this document include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all; (2) whether SORs and other market participants responsibly source 3TG; and (3) political, regulatory and economic developments, whether in the Covered Countries, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document or to reflect the occurrence of unanticipated events.